FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                April 30, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F     X           Form 40-F __
                           -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                       No    X
                    -----                    ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                       No    X
                    -----                    ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                       No    X
                    -----                    ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 3

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                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Smith & Nephew plc

                                               (Registrant)


Date: April 30, 2003                       By: /s/ Paul Chambers
                                               -------------------------------
                                               Paul Chambers
                                               Company Secretary



                                      2
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29 April 2003

                       SMITH & NEPHEW AGM TRADING UPDATE

Smith & Nephew plc, the advanced medical devices group, is on track to achieve its financial goals for 2003, Chairman Dudley Eustace told shareholders at the company's Annual General Meeting today.

The planned transaction to combine Smith & Nephew and Centerpulse AG to form a global leader in orthopaedics is proceeding satisfactorily, with documents posted to both companies' shareholders and notice given of an Extraordinary General Meeting of Smith & Nephew shareholders on 19 May 2003.

Smith & Nephew plc confirms its previous trading statement made at the time of the announcement of its intent to combine with Centerpulse AG, namely that the Orthopaedics and Wound Management businesses have had a solid start to the year. The implementation of the dual divisional structure of Orthopaedics into Reconstructive Implants and Trauma is progressing well, as is the introduction of specialised sales forces in the US. Endoscopy, however, has experienced some pressure from the increased re-use of disposable blades in the US.

Mr Eustace said: "Our business strategy has proved very successful over the last three years. The increase in commercially attractive new products combined with technology acquisitions and increased investment in sales forces are providing us with the means of delivering sustainable growth. We look forward with confidence to the remainder of the year, as well as completing the transaction to combine Centerpulse with our business."

Enquiries:

Smith & Nephew plc                                   Tel: +44 (0) 20 7401 7646
Chris O'Donnell, Chief Executive
Peter Hooley, Finance Director
Angie Craig, Corporate Affairs Director

Financial Dynamics                                   Tel: +44 (0) 20 7831 3113
David Yates